MTS Calls 2013 Annual Shareholders Meeting

Ra’anana, Israel – June 24, 2013 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of Mobile Virtual Network Enabler (MVNE), Mobile Money and telecommunications expense management (TEM) solutions and services, today announced that it has scheduled its 2013 annual shareholders meeting to be held on Wednesday, August 7, 2013 at 10:30 a.m. (Israel time) at the Company’s offices at 14 Hatidhar Street, Ra’anana, Israel.

At the Meeting, shareholders will be asked to adopt the following resolutions:

1.	To re-elect six directors for terms expiring at our 2014 Annual General Meeting of Shareholders and when their successors are elected and qualified;

2.	To re-elect Mr. Eytan Barak as an outside director (as such term is defined in the Israeli Companies Law) for a third three-year term and to approve his terms of service;

3.	To approve the compensation policy for our directors and officers;

4.	To approve amendments to our company’s 2003 Israeli Share Option Plan;

5.	To approve amendments to our company’s 2006 Stock Option Plan;

6.	To approve the grant of options and the 2013-2014 bonus plan for Mr. Eytan Bar, our chief executive officer;

7.	Subject to his re-election, to approve the grant of options to Mr. Lior Salansky, a nominee for director; and

8.	To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2013, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services; and

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2012 will be reviewed and discussed.

Shareholders of record at the close of business on June 28, 2013 will be entitled to notice of and to vote at the meeting. Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about July 2, 2013, to the Company’s shareholders of record and to shareholders that hold shares through brokers, bank trustees or nominees. The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the annual general meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions will be provided both in the proxy statement and on the accompanying proxy card.

An affirmative vote of the holders of a majority of the ordinary shares represented at the meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the proposed resolutions and the adoption of several of them is also subject to special “disinterested majority” requirements as will be further explained in the proxy statement.

Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than July 8, 2013.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for comprehensive telecom expense management (TEM) and enterprise mobility management (EMM) solutions, telecom billing solutions used by telecommunication service providers and mobile virtual network operators and enablers (MVNO/MVNE) solutions used by mobile service providers. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Company Contact:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com